Exhibit 99.2

TSX Exchange “VIR”
ViRexx Medical Corp.	For Immediate Release

VIREXX TO PRESENT AT RODMAN & RENSHAW TECHVEST
SEVENTH ANNUAL HEALTHCARE CONFERENCE

EDMONTON, Alberta - November 3, 2005 - ViRexx Medical Corp. (TSX: VIR), a company focused on immunotherapy treatments for cancer, chronic hepatitis B & C and embolotherapy treatments for tumors today announced that Marc Canton, President and Chief Operating Officer of ViRexx, is scheduled to present at the upcoming Rodman & Renshaw Techvest Seventh Annual Healthcare Conference. The presentation is scheduled for 10:10 a.m. (Eastern Time) on Monday, November 7, 2005. The event will be held from November 7-9, 2005 at the New York Palace Hotel in New York.

Individuals may listen to a live web cast of the presentation by logging on to the Investor Relations section of ViRexx’s web site at www.virexx.com a few minutes prior to start time to download any necessary software. The presentation will be archived for a limited time.

The conference will feature presentations from more than 290 public and privately held emerging growth healthcare companies presenting data on an array of therapeutic topics including oncology, cardiovascular disease, central nervous system disorders, infectious diseases and medical device technology. Details regarding the conference can be obtained at www.rodmanandrenshaw.com.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B & C and solid tumors.

ViRexx’s lead product, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx’s licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. For additional information about ViRexx, please see www.virexx.com.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:

Marc Canton Chief Operating Officer ViRexx Medical Corp. Tel: (780) 989-6717 Fax: (780) 436-0068 mcanton@virexx.com	Ross Marshall Investor Relations The Equicom Group Inc. Tel: (800) 385 5451 ext. 238 Fax: (416) 815-0080 rmarshall@equicomgroup.com	Kim Golodetz Investor Relations Lippert/Heilshorn & Associates Inc. Tel: (212) 838 -3777 Fax: (212) 838 -4568 kgolodetz@lhai.com